

June 13, 2024

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Limited
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

> **Re: Fitness Champs Holdings Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 17, 2024**
> **CIK No. 0002023796**

Dear Joyce Lee Jue Hui:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 8

1. Disclose the basis on which you are a "leading" sports education provider in Singapore specializing in the provision of swimming programs to students.

Implications of Our Being a Foreign Private Issuer, page 11

2.	We note your disclosure regarding your ability to adopt certain home country practices as a result of your status as a foreign private issuer. Please clarify here and throughout whether you intend to adopt such home country practices and how they will impact your corporate governance. In this regard, we note your disclosure on page 26 that you plan to rely on home country practice "with respect to corporate governance matters" and your disclosure on page 99 that you do not intend to rely on home country practices following the offering.

Implications of Our Being an Emerging Growth Company, page 11

3.	The cover page of your registration statement indicates your election to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act, but your disclosure indicates that you may take advantage of the provision for emerging growth companies that allows longer phase-in periods for the adoption of new or revised accounting standards. Please revise to clarify your disclosure.

Risk Factors
Risks Related to Our Business and Industry
Our operation is subject to certain regulatory requirements..., page 12

4.	Please expand your disclosure to specify the relevant registrations, certifications, licenses, and memberships to which you refer, and state whether you are currently in compliance with all applicable regulatory requirements.

Risks Related to Our Securities and This Offering, page 21

5.	Please include a risk factor addressing the possibility your shares may not be approved for listing on the Nasdaq Capital Market or another national securities exchange and the potential impact on your business. We note your offering is contingent upon such approval and listing.

Capitalization
Total Indebtedness, page 35

6.	We note your disclosure of the loans entered into by the company and various lenders. Please file the related agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.

Dividends and Dividend Policy, page 36

7.   Please indicate whether or not you currently expect that comparable cash dividends paid to your shareholders historically will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments.

Business, page 73

8.   We note your disclosure on page 14 suggesting you have an agreement with the MOE that governs your participation in the SwimSafer program. Please describe the material terms of the agreement in your filing and file the agreement as an exhibit to the registration statement. Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K.

Principal and Selling Shareholders, page 107

9.   Revise to include the disclosure required by Item 7.A.1 of Form 20-F. In this regard, it appears you have only included your directors and officers, despite disclosing elsewhere in your filing that you have major shareholders.

10.   Revise to disclose the nature of any position, office, or other material relationship which the Selling Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Selling Shareholders who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 9.D of Form 20-F.

Consolidated Statements of Cash Flows, page F-8

11.   We note your disclosure of "payment of dividends" and "repayment of amount due from director" as non-cash financing activities. Please tell us your basis for classifying each of these as non-cash activities. In your response, please clarify for us whether any such amounts for dividends or repayments of amounts due from director were paid or received in cash.

Notes to Consolidated Financial Statements
Note 6 - Amount Due from Director, page F-21

12.   Please reconcile the change in the amount reported as "amounts due from director" in your consolidated balance sheets, the "amount due from director" reported in your consolidated statements of cash flows, and repayment of amount due from director reported in supplemental disclosure of non-cash financing activities for the fiscal year ended December 31, 2023. Please also revise your statements of cash flow to revise the label of the line item "Amount due from director" to indicate the underlying cash flow activity, such as "loan to director." Please also ensure that cash outflows for dividends and cash inflows for repayments of loans are not netted.

Note 17 - Subsequent Events, page F-30

13.   In regard to your May 3, 2024, declared dividend to your shareholders, please tell us of your consideration for providing the information required by SAB Topic 1B.3.

Resale Prospectus, page Alt-1

14.   We note your disclosure that the sale of any shares by the Resale Shareholders that occur "until our Ordinary Shares are listed or quoted on an established public trading market will take place at the public offering price of the Ordinary Shares which we are selling in our initial public offering." You also state that "no sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market or another national securities exchange." Revise for consistency.

15.   Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, revise to disclose the natural persons who control the Resale Shareholders who have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the filing of the registration statement. Refer to Item 9.D of Form 20-F.

General

16.   Regarding our concerns that the proposed resale transactions could be indirect primary offerings, to help us better understand your position that the transactions should not be so characterized, please provide us with the following information:

    • Please tell us why you determined to separate the shares into Selling Shareholder shares and Resale shares. Also clarify why Fuji's shares are split between the Selling Shareholder shares and Resale shares.
    • Please tell us when you intend to issue the Selling Shareholder shares and the Resale shares, as your current disclosure indicates the Resale shares have not yet been issued and provides no details regarding when the Selling Shareholder shares were or will be issued. Also tell us how you determined the timing and why you intend to register them now.
    • Please tell us the price at which you intend to issue the Resale and Selling Shareholder shares.
    • Please tell us how you intend to determine the number of shares to be sold via each resale transaction.
    • Please clarify whether the lead underwriter for the initial public offering, Eddid Securities USA, Inc., has any role in, or direct or indirect participation in, facilitating the primary sales of shares to the Selling Shareholders and Resale Shareholders.
    • Please tell us why Big Treasure is not subject to the lock-up arrangements and why Biostar and Creative Path are subject only to leak-out agreements. On page 132 you

disclose that the lock-up does not include the ordinary shares sold by the Selling Shareholders or the Resale Shareholders, yet elsewhere you disclose that only Big Treasure is excluded from the lock-up. Revise for consistency. Also clarify whether Fuji and Easy Builder, the other Resale Shareholders, are subject to the lock-up or leak-out agreements.

- Please tell us how you intend to determine the thresholds for the leak-out agreements and why you adopted the agreements.
- You state on pages 5-6 that Biostar, Creative Path, Fuji and True Height are owned by independent third parties. You do not indicate whether Easy Builder is owned by an independent third party or an affiliate. On page F-10 you disclose that Biostar, Easy Builder, Creative Path, Fuji and True Height were all part of the Restructuring, and that the Restructuring is considered a merger of entities under common control. Tell us why you believe they are independent third parties.

Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Ficksman